Exhibit 99.1

Notice of Annual General Meeting

London and Redwood City, Calif., May 27, 2020 – Mereo BioPharma Group plc (NASDAQ: MREO, AIM: MPH) “Mereo” or “the Company”, a clinical-stage biopharmaceutical company focused on oncology and rare diseases, today announces, as per its ‘Annual General Meeting’ announcement, released on May 22, 2020, that its Annual General Meeting (AGM) is to be held on June 29, 2020 at 3:00 p.m. at 1 Cavendish Place, London W1G 0QF, United Kingdom. A copy of the Notice of AGM is available on the Company’s website: www.mereobiopharma.com/news-and-events/press-releases/2020/notice-of-agm/notice-of-agm/ and the Notice of AGM (or a notification of the availability of the Notice of AGM) will be posted to shareholders shortly, where appropriate.

Due to COVID-19 and the current social distancing measures set out by the Government, Mereo’s AGM will be a closed meeting. As iterated in the release on May 22, 2020, this means that ordinary shareholders will not be allowed to attend the AGM in person and any ordinary shareholder seeking to attend the AGM in person will be refused entry.

Under the Companies Act 2006, the directors of a public company are required to lay its annual accounts and reports before the company in general meeting (an “accounts meeting”) by no later than the end of the period for the filing of those accounts and reports with the Registrar of Companies. The period for filing the annual accounts and reports is ordinarily six months from the accounting reference date. There is a separate requirement under the Companies Act 2006 for a public company to hold an AGM within the period of six months from its accounting reference date.

Ordinarily the Company’s AGM would also serve as its accounts meeting. However, in response to the COVID-19 pandemic, Companies House has allowed companies to apply for a three-month extension of time to file their accounts. The Company has applied for, and been granted, such an extension in respect of its annual accounts and reports for the financial year ended December 31, 2019 (the “Annual Accounts”). The Company is still aiming to announce and publish the Annual Accounts by June 30, 2020, however the extension allows until September 30, 2020, if required.

In light of this extension, the Company’s accounts meeting may now be held as a general meeting no later than September 30, 2020. However, the Company is currently still required to hold its AGM by June 30, 2020, hence the meeting going ahead as stated above. It is noted that the Annual Accounts will not be able to be sent out to shareholders in sufficient time ahead of the AGM and therefore will not be laid before the AGM.

About Mereo BioPharma

Mereo BioPharma is a biopharmaceutical company focused on the development and commercialization of innovative therapeutics that aim to improve outcomes for patients with rare diseases. Mereo’s strategy is to selectively acquire product candidates for rare diseases that have already received significant investment from pharmaceutical and large biotechnology companies and that have substantial preclinical, clinical and manufacturing data packages. The Company also acquired two clinical stage oncology products as a result of the merger with Oncomed Pharmaceuticals Inc. in 2019. Mereo’s lead rare disease product candidate, setrusumab, has completed a Phase 2b dose-ranging study in adults with osteogenesis imperfecta (“OI”) and a pivotal Phase 3 study design in paediatrics has been agreed with the FDA and EMA. Mereo’s second lead product candidate, alvelestat, is being investigated in a Phase 2 proof-of-concept clinical trial in patients with alpha-1 antitrypsin deficiency (“AATD”). Mereo’s lead oncology product candidate, etigilimab, an anti-TIGIT, has entered Phase 1b for a range of solid tumor types and the second product candidate, navicixizumab, has been licensed to Oncologie Inc. for up to $300M in milestone payments. Following successful completion of Phase 2, Mereo is seeking partnerships for it’s two additional clinical-stage product candidates; acumapimod for the treatment of acute exacerbations of chronic obstructive pulmonary disease (“AECOPD”), leflutrozole for the treatment of hypogonadotropic hypogonadism (“HH”) in obese men. Mereo continues to evaluate financing options through a combination of partnering and equity offering alongside prioritisation of the product candidate portfolio.

Additional Information

The person responsible for arranging the release of this information on behalf of the Company is Charles Sermon, General Counsel.

Forward-Looking Statements

This Announcement contains “forward-looking statements.” All statements other than statements of historical fact contained in this Announcement are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on the Company’s current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on the Company. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting the Company will be those that it anticipates.

All of the Company’s forward-looking statements involve known and unknown risks and uncertainties (some of which are significant or beyond its control) and assumptions that could cause actual results to differ materially from the Company’s historical experience and its present expectations or projections. The foregoing factors and the other risks and uncertainties that affect the Company’s business, including those described in its Annual Report on Form 20-F, Reports on Form 6-K and other documents filed from time to time by the Company with the United States Securities and Exchange Commission (the “SEC”) and those described in other documents the Company may publish from time to time should be carefully considered. The Company wishes to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

Mereo BioPharma Contacts:

Mereo	+44 (0)333 023 7300
Denise Scots-Knight, Chief Executive Officer

Cantor Fitzgerald Europe (Nominated Adviser and Broker to Mereo)	+44 (0)20 7894 7000
Phil Davies
Will Goode

Burns McClellan (US Public Relations Adviser to Mereo)	+01 (0) 212 213 0006
Lisa Burns
Steve Klass

FTI Consulting (UK Public Relations Adviser to Mereo)	+44 (0)20 3727 1000
Simon Conway
Ciara Martin

Investors	investors@mereobiopharma.com